Exhibit 1

NEWS RELEASE
LACLEDE GAS


                                     Contact:  Richard N. Hargraves
                                               (314) 342-0652
FOR IMMEDIATE RELEASE
April 26, 2001


Laclede Gas reports second-quarter earnings

    ST. LOUIS, MO - Laclede Gas Company (NYSE: LG) today announced that earnings during the second quarter of its fiscal year - the three-month period ending March 31, 2001 - were $1.10 per share, compared with $1.03 per share last year.

    The 7% increase in earnings is primarily the result of higher sales volumes resulting from winter weather that was 24% colder than last year and 3% colder than normal. The impact of the colder weather was tempered by lower customer usage and was further offset by increased operating costs, a higher provision for uncollectible accounts and increased carrying costs, due in large part to this past winter's high wholesale gas prices.

    Earnings for the six-month period ended March 31, 2001, were $2.08 per share this year compared with $1.54 per share last year. The 35% increase results primarily from higher sales during a period that was 37% colder than the comparable period last year, as well as the impact of a general rate increase that became effective on December 27, 1999.

    Earnings for the twelve months ended March 31, 2001, were $1.91 per share, compared with $1.34 per share last year, a result of the increased sales volumes and the impact of the general rate increase.

    Although Laclede's revenues increased significantly from each of the comparable periods last year, this reflects, in large part, higher wholesale gas prices experienced this past winter, which have since moderated.

    Due to the seasonal nature of Laclede's business, earnings are typically concentrated in the first six months of the fiscal year, which corresponds with the heating season. The benefit of the higher sales this past winter are being partially offset by a higher provision for uncollectible accounts, carrying costs associated with the record high wholesale gas prices during the past winter, and spring temperatures that thus far have been substantially warmer than normal.


    Note: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-Q for the year ended March 31, 2001, to be filed with the Securities and Exchange Commission.

                                UNAUDITED
STATEMENTS OF CONSOLIDATED INCOME
Laclede Gas Company
and Subsidiary Companies
(In Thousands Except Per Share Amounts)
                                    Three Months Ended     Six Months Ended     Twelve Months Ended
                                         March 31,             March 31,            March 31,
                                      2001       2000       2001       2000        2001      2000
                                      ----       ----       ----       ----      ----      ----
Operating Revenues:
  Utility operating revenues        $417,776  $229,995   $741,590   $374,654  $898,088  $491,074
  Non-utility operating revenues      24,966     8,316     46,177     15,011    66,142    24,465
                                    ------------------   -------------------  ------------------
  Total operating revenues           442,742   238,311    787,767    389,665   964,230   515,539
                                    ------------------   -------------------  ------------------
Operating Expenses:
  Utility operating expenses
    Natural and propane gas          310,824   141,790    544,156    223,386   616,033   261,972
    Other operation expenses          26,811    22,389     53,849     45,042    95,870    82,841
    Maintenance                        5,036     4,943      9,565      9,651    18,558    19,406
    Depreciation and amortization      6,595     6,455     13,113     11,950    25,937    22,810
    Taxes, other than income taxes    27,996    16,124     45,292     26,496    61,595    41,383
                                    ------------------   -------------------  ------------------
  Total utility operating expenses   377,262   191,701    665,975    316,525   817,993   428,412
  Non-utility operating expenses      24,508     8,172     45,073     14,761    64,554    24,150
                                    ------------------   -------------------  ------------------
  Total operating expenses           401,770   199,873    711,048    331,286   882,547   452,562
                                    ------------------   -------------------  ------------------
Operating Income                      40,972    38,438     76,719     58,379    81,683    62,977
Other Income and Income Deductions-
  Net                                    564       (19)     1,556        831     1,460   (1,536)*
                                    ------------------   -------------------  ------------------
Income Before Interest and
  Income Taxes                        41,536    38,419     78,275     59,210    83,143    61,441
                                    ------------------   -------------------  ------------------
Interest Charges:
  Interest on long-term debt           4,377     3,785      8,754      7,569    16,349    14,841
  Other interest charges               3,504     2,298      6,719      4,487    11,076     6,996
                                    ------------------   -------------------  ------------------
    Total interest charges             7,881     6,083     15,473     12,056    27,425    21,837
                                    ------------------   -------------------  ------------------
Income Before Income Taxes            33,655    32,336     62,802     47,154    55,718    39,604

Income Taxes                          12,948    12,882     23,578     18,119    19,564    14,352
                                    ------------------   -------------------  ------------------
Net Income                            20,707    19,454     39,224     29,035    36,154    25,252
Dividends on Preferred Stock              22        24         44         48        89        96
                                    ------------------   -------------------  ------------------
Earnings Applicable to
  Common Stock                      $ 20,685   $19,430   $ 39,180   $ 28,987  $ 36,065  $ 25,156
                                    ==================   ===================  ==================
Average Number of Common
  Shares Outstanding                  18,878    18,878     18,878     18,878    18,878    18,762
Earnings Per Share Of
  Common Stock                         $1.10     $1.03      $2.08      $1.54     $1.91     $1.34

NOTE: Certain prior-period amounts have been reclassified to conform to current-year presentation.
* Includes a one-time pre-tax charge of $3.2 million.